1. UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARKANSAS BEST CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

040790107
(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [X] Rule 13d–1(b) [ ] Rule 13d–1(c) [ ] Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040790107		13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THE BESSEMER GROUP, INCORPORATED* 13-3093730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER -0-

SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,679,381 shs.

EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER -0-

WITH	8	SHARED DISPOSITIVE POWER 1,679,381 shs.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,381 shs.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.64%

12	TYPE OF REPORTING PERSON* HC

*The shares reported on this page are the aggregate of the shares reported on pages 3and 4, as The Bessemer Group, Incorporated is the parent of the other reporting persons.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040790107		13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BESSEMER TRUST COMPANY, N.A.* 13-2792165
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF	5	SOLE VOTING POWER -0- shs.

SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,679,381 shs.

EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER -0- shs.

WITH	8	SHARED DISPOSITIVE POWER 1,679,381 shs.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,381 shs.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.64%

12	TYPE OF REPORTING PERSON* BK

*The shares reported on this page include the shares reported on page 4, as Bessemer Trust Company, N.A. is the parent of the other reporting person.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040790107		13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BESSEMER INVESTMENT MANAGEMENT LLC* 52-2303291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 1,679,381 shs.

SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0- shs.

EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,679,381 shs.

WITH	8	SHARED DISPOSITIVE POWER -0- shs.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,381 shs.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.64%

12	TYPE OF REPORTING PERSON* IA

*The shares reported on this page are the same shares reported on page 5, as Bessemer Investment Management LLC is the investment adviser of the other reporting person.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040790107		13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OLD WESTBURY REAL RETURN FUND 20-2413510
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF	5	SOLE VOTING POWER 1,679,381 shs.

SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0- shs.

EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,679,381 shs.

WITH	8	SHARED DISPOSITIVE POWER -0- shs.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,381 shs.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.64%

12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)	Name of Issuer:

Arkansas Best Corporation

(b)	Address of Issuer's Principal Executive Offices:

                               3801 Old Greenwood Road
                               Fort  Smith, Arkansas   72903

Item 2.

(a), (b) and (c)       Name of Persons Filing, Address of Principal Business Office and Citizenship:

The Bessemer Group, Incorporated (“BGI”) as a parent holding company, Bessemer Trust Company, N.A. (“BTNA”) as a parent, Bessemer Investment Management LLC (“BIM”) and Old Westbury Real Return Fund (“OWRRF”). BTNA is wholly-owned by BGI.  BIM is a wholly owned subsidiary of BTNA and is the investment advisor to OWRRF.  BTNA may be deemed to control BIM and BIM may be deemed to control OWRRF.

BTNA is a trust company that manages accounts for the benefit of others.  BIM is a registered investment advisor that furnishes investment advisory services to OWRRF.  The holder of the securities referred to in this statement is OWRRF.

BGI has its principal business office at 100 Woodbridge Center Drive, Woodbridge, New Jersey  07095-0980.  BTNA and BIM each has its principal office at 630 Fifth Avenue, New York, New York 10111.  OWRRF has its principal business office at 760 Moore Road, King of Prussia, Pennsylvania 19406.

BGI is a corporation organized under the laws of Delaware.  BTNA is a national bank organized under the laws of the United States of America.  BIM is a corporation organized under the laws of Delaware.  OWRRF is a series of Old Westbury Funds, Inc., a Maryland corporation and an open-end, management investment company registered under the Investment Company Act of 1940.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

040790107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a), (c), (f), (h), (i) and (j) not applicable.

(b) [X] Bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934, as to BTNA.

(d) [X] Investment company registered under Section 8 of the Investment Company Act of 1940, as to OWRRF.

(e) [X] Investment adviser in accordance with Rule13d-1(b)(1)(ii)(E), as to BIM.

(g) [X] Parent holding company or control person, in accordance with Rule
                               13d-1(b)(1)(ii)(G), as to BGI.

Item 4. Ownership

Items 5 through 9 and Item 11 of Pages 2 through 5 of this Statement are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Items 1 and 12 of pages 3 through 5 of this Statement are incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below, the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 11. Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:     February 16, 2010

THE BESSEMER GROUP, INCORPORATED

By: /s/ Steven L. Williamson
Name: Steven L. Williamson
Title: Managing Director

BESSEMER TRUST COMPANY, N.A.

By: /s/ Steven L. Williamson
Name: Steven L. Williamson
Title: Managing Director

BESSEMER INVESTMENT MANAGEMENT LLC

By: /s/ Steven L. Williamson
Name: Steven L. Williamson
Title: Managing Director

OLD WESTBURY REAL RETURN FUND
By: BESSEMER INVESTMENT MANAGEMENT LLC

By: /s/ Steven L. Williamson
Name: Steven L. Williamson
Title: Managing Director